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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

June 24, 2019

Re:	Afya Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 10, 2019 CIK No. 0001771007

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Telecommunications
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Lisa Etheredge, Staff Accountant

Robert S. Littlepage, Accounting Branch Chief

Joshua Shainess, Attorney-Adviser

Kathleen Krebs, Special Counsel

Ladies and Gentlemen:

On behalf of our client, Afya Limited (the “Company”), we are writing to inform the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) that the Company is publicly filing today the revised registration statement on Form F-1 in relation to Amendment No. 2 to the draft registration statement the Company confidentially submitted on June 10, 2019 on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

This letter also sets forth the Company’s responses to the comments provided by the Staff in your letter dated June 20, 2019 (the “Comment Letter”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 3. The Company is also sending, under separate cover, a marked copy of Amendment No. 3 showing changes to the Draft Registration Statement.

2	June 24, 2019

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary, Overview, page 5

1.	We note that you currently disclose the percentages your acquisitions represent in terms of combined tuition fee growth as compared to organic growth. With a view toward providing balanced disclosure of your business strategy, recent growth, and cash generation, also disclose the respective percentages of your net revenue growth resulting from your recent acquisitions.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 2 and 150 of Amendment No. 3 to disclose the respective percentages of its net revenue growth resulting from its recent acquisitions.

Selected Financial and Other Information - Combined Tuition Fees, page 85

2.	We note your response to comment 10 and your disclosures on page 27 that the tuition fee data for CCSI was obtained from the internal management records of CCSI. In your initial draft registration statement, you indicated that tuition fee data was not available from CCSI for the year ended December 31, 2017 and for the period from January 1, 2018 to May 30, 2018 (the period prior to your acquisition of CCSI), and to calculate the CCSI data presented for those periods, you multiplied the number of students enrolled at CCSI by the monthly tuition fee amounts charged for those periods. Please reconcile your most recent response to your initial disclosures indicating that tuition fee data was not available. Further, tell us what procedures you performed to assess the reliability of the underlying data used to calculate CCSI tuition fees for purposes of this metric. Additionally, to the extent that you continue to include CCSI in this metric, please revise to disclose how you calculated combined tuition fees for CCSI and how you assessed the reliability of the underlying data.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 26, 62, 86 and 99 of Amendment No. 3 to clarify that combined tuition fee data was not available from CCSI for the year ended December 31, 2017 and for the period from January 1, 2018 to May 30, 2018 (the period prior to the Company’s acquisition of CCSI), but that the disaggregated data for number of students and monthly tuition fees amounts from CCSI for those periods was available because CCSI reported such data to the MEC. To calculate the CCSI data presented in the combined tuition fees table for those periods, the Company multiplied the disaggregated data for number of students enrolled at CCSI by the monthly tuition fee amounts charged for those periods.

In addition, the Company has revised its disclosure on pages 26, 62, 86 and 99 of Amendment No. 3 to clarify what procedures it performed to assess the reliability of the underlying data used to calculate CCSI tuition fees for purposes of this metric.

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3	June 24, 2019

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Konstantinos Papadopoulos at 55-11-4871-8408 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz, Esq.

cc:	Virgilio Deloy Capobianco Gibbon, Chief Executive Officer, Afya Limited

Luciano Toledo de Campos, Chief Financial Officer, Afya Limited

Flávio A. Machado, Ernst & Young Auditores Independentes S.S.